

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 29, 2009

Chen Yu
President and Director
China Real Estate Acquisition Corp.
27th Floor, Profit Plaza
No. 76 West HuangPu Road
Guangzhou, PRC 510000

>   **Re: China Real Estate Acquisition Corp.**
>   **Registration Statement on Form 10-12G**
>   **Filed December 2, 2009**
>   **File No. 000-53842**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Based upon the number of record holders, we note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse

of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Explanatory Note

2. Please revise to indicate that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 1. Business, page 1

Business Development, page 1

3. Please clarify whether you intend to seek a merger with a company that is in the real estate industry in China. If not, please explain the meaning of the company's name.

4. You state here that the company has selected September 30 as its year end. However, on page F-7 under the heading "Basis of Accounting", you state that a December 31 year end was elected. Please clarify for us whether the company's year end is September 30 or December 31, and revise your disclosure as appropriate.

Form of Acquisition, page 3

5. We note your disclosure in the penultimate paragraph of this section that the investigation of a specific business opportunity will require "substantial management time and attention." In addition, we note your disclosure stating that your officers and directors will devote "very limited time" to the company "until the acquisition of a successful business opportunity has been identified." Please revise to disclose the specific amount of time management will devote to the company each week.

Risk Factors, page 3
We have a limited operating history., page 3

6. We note your statement that the company has "no significant assets or financial resources." Please revise here, and as applicable throughout, to clarify that as of September 30, 2009, the company has no assets.

Management's Discussion and Analysis, page 9

7. We note your statement on page 10 that you "will be able to meet these costs through use of funds in our treasury." Please revise to clarify what this statement means. In this regard, we note that you have no cash on hand as of September 30, 2009.

8. We note your statement in the final paragraph of this section that "our management believes that there are numerous firms seeking even the limited additional capital which we will have." Please clarify the meaning of this statement, in light of the company having neither cash nor assets as of September 30, 2009.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

9. Please advise us as to any arrangements which may at a subsequent date result in a change of control of the registrant.

Item 5. Directors and Executive Officers, page 11

10. Please revise to indicate when Chen Yu became an officer and director of the company.

11. In the paragraph describing Chen Yu's business experience, please revise to provide a more robust description of the nature of the responsibilities undertaken by Mr. Yu in his prior positions of sales assistant, sales manager, and general manager assistant at Foshan Guo Neng Fuel Trading Company.

12. Please revise to provide the disclosure required by Item 401(g) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 12

13. Please include in this section, or cross-reference, the information required by Items 404 and 407(a) of Regulation S-K.

14. Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

Report of Independent Registered Public Accounting Firm, page F-2

15. We note that Beijing Trust Certified Public Accountants, Co., Ltd. serves as your principal auditor. The audit firm Beijing Trust Certified Public Accountants, Co., Ltd. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting

rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.

We may be unable to accept a report issued by Beijing Trust Certified Public Accountants, Co., Ltd. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Beijing Trust Certified Public Accountants, Co., Ltd. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Beijing Trust Certified Public Accountants, Co., Ltd.'s plans to complete this process.

5. Income Tax, page F-8

16. In your footnote, you state that you have recorded a valuation allowance. You also state in your discussion of net operating losses in note 6 that the company has a net operating loss carry-forward of $15,532 at September 30, 2009. The table in note 5, however, shows no net operating tax carry-forward or valuation allowance. Please revise your table or advise us.

*　　*　　*　　*

As appropriate, please amend your registration statement to respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: by facsimile to (212) 997-4242
        David N. Feldman, Esq.